UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
PHC, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
693315103
(CUSIP Number)
Camden Partners Capital Management, LLC
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202
Attention: Donald W. Hughes
Tel: (410) 878-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2008
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693315103	Page	2	of	21	Pages

1	NAMES OF REPORTING PERSONS Camden Partners Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,656,788

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,656,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,656,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	693315103	Page	3	of	21	Pages

1	NAMES OF REPORTING PERSONS Camden Partners II Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,656,788

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,656,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,656,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	693315103	Page	4	of	21	Pages

1	NAMES OF REPORTING PERSONS Camden Partners Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,656,788

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,656,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,656,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	693315103	Page	5	of	21	Pages

1	NAMES OF REPORTING PERSONS David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,656,788

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,656,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,656,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	693315103	Page	6	of	21	Pages

1	NAMES OF REPORTING PERSONS Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,656,788

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,656,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,656,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	693315103	Page	7	of	21	Pages

1	NAMES OF REPORTING PERSONS Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,656,788

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,656,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,656,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	693315103	Page	8	of	21	Pages

1	NAMES OF REPORTING PERSONS Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,656,788

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,656,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,656,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	693315103	Page	9	of	21	Pages

1	NAMES OF REPORTING PERSONS Shane H. Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,656,788

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,656,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,656,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	693315103	Page	10	of	21	Pages

1	NAMES OF REPORTING PERSONS F. Mackey Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,656,788

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,656,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,656,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page	11	of	21	Pages
ITEM 1. SECURITY AND ISSUER
     This statement relates to the Class A Common Stock shares (“Common Shares”) of PHC, Inc., a corporation incorporated in the state of Massachusetts (the “Issuer”). The address of the principal executive offices of the Issuer is 200 Lake Street, Suite 102, Peabody, MA 01960. The Common Shares currently owned by the Reporting Persons are referred to herein as the “Securities”.
ITEM 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of (each a “Reporting Person”): Camden Partners Limited Partnership (“CPLP”), Camden Partners II Limited Partnership (“CP2LP”), Camden Partners Capital Management, LLC (“CPCM” and, together with CPLP and CP2LP, the “Camden Entities”), David L. Warnock (“Warnock”), Richard M. Johnston (“Johnston”), Richard M. Berkeley (“Berkeley”), Donald W. Hughes (“D. Hughes”), Shane H. Kim (“Kim”) and F. Mackey Hughes (“M. Hughes” and, together with Warnock, Johnston, Berkeley, D. Hughes and Kim, the “Camden Managers”).
(b) The business address of each of the Reporting Persons is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
(c) The principal businesses of CPLP and CP2LP are to invest in businesses primarily located in the United States. The principal business of CPCM is to act as a general partner of each of CPLP and CP2LP. The principal business of each of the Camden Managers is to act as officers, directors, members, managing members, general partners or limited partners, as applicable, of corporations, partnerships or limited liability companies, as the case may be, some of which may be deemed to be affiliates of, or may provide management services to, the Camden Entities.
(d)-(e) During the past five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) CPLP and CP2LP are Delaware limited partnerships and CPCM is a Delaware limited liability company. Each of the Camden Managers is a U.S. citizen.
ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The Securities were purchased between July 28, 2004 and May 13, 2008 for approximately $5,918,594.62. The source of funds for the purchases was cash available for investment held by CPLP and CP2LP ($3,539,779.14) and by Mercury ($2,378,815.48).

Page	12	of	21	Pages
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Persons acquired beneficial ownership of the Securities as part of investment activities on behalf of CPLP and CP2LP. The Reporting Persons acquired the Securities because they believed that the trading prices of the Common Shares did not adequately reflect the current or potential value of the Issuer’s underlying business and assets. The Reporting Persons intend to review and evaluate their investment in the Securities on an ongoing basis and, depending upon:
•	their evaluation of the business and the prospects of the Issuer,

•	the price and availability of the Securities or other securities of the Issuer,

•	subsequent developments affecting the Issuer,

•	global and U.S. stock market and economic conditions;

•	tax considerations,

•	other investment opportunities available to the Reporting Persons;

•	changes in law or government regulations,

•	the costs associated with maintaining the public listing of the Issuer, and

•	other factors deemed relevant by the Reporting Persons;
may at any time determine to acquire additional securities of the Issuer, sell all or part of its holdings in the Issuer, or engage or participate in a transaction or series of transactions, alone or in discussion with other interested parties, with the purpose of increasing shareholder value for the Issuer. In addition to potential transactions, the Reporting Persons may at any time seek to change the composition of the Issuer’s board of directors, including by seeking representation on the Issuer’s board of directors by a Camden Manager or one or more of its affiliates.
     Such transactions may take place at any time with or without prior notice and may include, without limitation, (1) entering into one or more privately negotiated transactions for the purchase of securities of the Issuer or sale of the Securities; (2) effecting open market purchases of securities of the Issuer or sales of the Securities; (3) making a tender offer or exchange offer for some or all of the securities of the Issuer; (4) waging a proxy contest for control of the board of directors of the Issuer; (5) seeking a sale, merger or other form of business combination involving the Issuer; (6) sponsoring a recapitalization of the Issuer; or (7) taking other actions that could have the purpose or effect of directly or indirectly influencing control over the Issuer. The Reporting Persons have engaged, and/or may in the future engage, legal, accounting and other advisors to assist it in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer.
     Except as described in this Schedule 13D, none of the Reporting Persons has any present plans (but each reserves the right to do so at any time in the future), which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

Page	13	of	21	Pages
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s governing documents or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”); or

(j)	Any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) All calculations of beneficial ownership percentages are based on the Issuer’s report of having 19,374,250 shares of Class A Common Stock issued and outstanding as of October 17, 2008, in the Issuer’s DEF 14A filed on October 29, 2008 (incorporated herein by reference). The percentages of beneficial ownership reported herein reflect the beneficial ownership if each of the Reporting Persons is deemed to be the beneficial owner of all of the Common Shares held of record by CPLP, CP2LP and Mercury (as defined and described in Item 6 below).
     Percentage of class of Common Shares beneficially owned:

CPLP	13.71%
CP2LP	13.71%
CPCM	13.71%
Warnock	13.71%

Page	14	of	21	Pages

Johnston	13.71%
Berkeley	13.71%
D. Hughes	13.71%
Kim	13.71%
M. Hughes	13.71%
     Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote

CPLP	0

CP2LP	0
CPCM	0
Warnock	0
Johnston	0
Berkeley	0
D. Hughes	0
Kim	0
M. Hughes	0
(ii) Shared power to vote or to direct the vote

CPLP	2,656,788
CP2LP	2,656,788
CPCM	2,656,788
Warnock	2,656,788
Johnston	2,656,788
Berkeley	2,656,788
D. Hughes	2,656,788
Kim	2,656,788
M. Hughes	2,656,788
(iii) Sole power to dispose or to direct the disposition of

CPLP	0

Page	15	of	21	Pages

CP2LP	0
CPCM	0
Warnock	0
Johnston	0
Berkeley	0
D. Hughes	0
Kim	0
M. Hughes	0
(iv) Shared power to dispose or to direct the disposition of

CPLP	2,656,788
CP2LP	2,656,788
CPCM	2,656,788
Warnock	2,656,788
Johnston	2,656,788
Berkeley	2,656,788
D. Hughes	2,656,788
Kim	2,656,788
M. Hughes	2,656,788
     (c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer’s capital stock during the last 60 days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Securities beneficially owned by any of the Reporting Persons.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     As the sole general partner of CPLP and CP2LP, CPCM may be deemed to own beneficially the securities held of record by CPLP and CP2LP. CPCM disclaims beneficial ownership of any securities held of record by CPLP and CP2LP, except to the extent of its pecuniary interest therein. As the Class A Members of CPCM, the Camden Managers may be deemed to own beneficially the securities held of record by CPLP and CP2LP. Each of the

Page	16	of	21	Pages
Camden Managers hereby disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein. CPCM, CPLP, CP2LP and the Camden Managers each disclaims being members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.
Camden Partners Holdings, LLC, a Delaware limited liability company (“Holdings”), is an affiliate of the Camden Entities and the Camden Managers that provides investment and advisory services to the Camden Entities. As a result of this relationship, each of the Camden Entities and the Camden Managers may be deemed to own beneficially the securities held of record by Holdings. Each of the Camden Entities disclaims beneficial ownership of any securities beneficially owned by Holdings, except to the extent of its pecuniary interest therein. Holdings is a party to an Investment Management Agreement, dated as of June 30, 2004, with First Quadrant Mercury, L.P., a Delaware limited partnership (“Mercury”), pursuant to which Holdings provides investment management services to Mercury. Pursuant to the authority granted pursuant to such agreement, Holdings exercises on behalf of Mercury discretionary control over, and as a result thereof may be deemed to beneficially own, 936,711 shares of Common Stock of the Issuer. As a result of this relationship, the Camden Entities may be deemed to own beneficially the securities held of record by Mercury. Each of the Camden Entities and the Camden Managers hereby disclaims beneficial ownership of any securities not held of record by it, except to the extent of its pecuniary interest therein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     The following exhibits are filed herewith:
     Exhibit 1 — Agreement regarding filing of joint Schedule 13D (attached).
     Exhibit 2 — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 3 — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 4 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13G/A filed with respect to Kennedy-Wilson, Inc. on February 21, 2003, incorporated herein by reference).
     Exhibit 5 — Power of Attorney for Shane H. Kim (previously filed as Exhibit 5 to Schedule 13G filed with respect to the Issuer on December 29, 2006, incorporated herein by reference).

Page	17	of	21	Pages
     Exhibit 6 — Power of Attorney for F. Mackey Hughes (previously filed as Exhibit 6 to Schedule 13G/A filed with respect to the Issuer on January 25, 2008, incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2008

Camden Partners Limited Partnership

By:	Camden Partners Capital Management, LLC, its general partner

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Member

Camden Partners II Limited Partnership

By:	Camden Partners Capital Management, LLC,
its general partner

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Member

Camden Partners Capital Management, LLC

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Member

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-in-Fact

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

Shane H. Kim

/s/ Donald W. Hughes, Attorney-in-Fact

F. Mackey Hughes

/s/ Donald W. Hughes, Attorney-in-Fact